Exhibit 99.1

Genius Group Ltd. announces 17.18% revenue growth at First Half of 2022 and expansion of gross margin on a pro forma basis to 48.5%

●	First half revenue of $7.44 million, 17.18% growth over first half of 2021 and revenue of $16.57 million on a pro forma basis in first half of 2022.
●	First half gross margin of $2.23 million or 29.97% in first half of 2022 compared to $1.6 million or 25.85% in first half of 2021. First half gross margin on a pro forma basis of $8.04 million or 48.49% in first half of 2022.
●	First half EBITDA net loss of ($1.96) million, or ($0.11) per diluted share compared to EBITDA net loss of ($0.62) million or ($0.05) per diluted share in first half of 2021. First half EBITDA net loss on a pro forma basis of ($0.95) million or ($0.05) per diluted share.
●	First half net loss of ($3.50) million, or ($0.20) per diluted share. First half net loss on a pro forma basis of ($2.61) million.
●	$7.58 million cash and equivalents as of June 30, 2022, compared to $1.78 million as of December 31, 2021.
●	Maintaining 2022 full-year pro forma adjusted EBITDA with lower revenue outlook at a range of $35 million to $38 million.
●	On April 14, 2022, we consummated our initial public offering on the NYSE American (ticker: GNS), with the issuance of 3,763,636 ordinary shares at an initial offering price of $6.00 per share and net proceeds of $18.06 million.
●	On July 7, 2022, Genius Group Ltd. completed the acquisition of the University of Antelope Valley, a fully accredited four-year university in Lancaster, California.
●	On August 24, 2022, Genius Group Ltd. sold a senior secured convertible note to an investor with principle of $18.13 million for a purchase price of $17.00 million.
●	On October 4, 2022, Genius Group Ltd. completed the acquisition of Revealed Films, an operator of a film production company focused on creating consumer awareness around matters that significantly concern the health of individuals and families, based in Park City, Utah.

Singapore--(BUSINESS WIRE)-- Genius Group Ltd. (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced financial results for the first half of 2022.

Summary - First Half 2022 Financial Results Compared to First Half 2021:

●	First half 2022 Revenue of $7.44 million, compared to $6.35 million in first half of 2021
●	First Half 2022 Gross margin of 29.97%, compared to 25.86% in first half of 2021.
●	First half 2022 Operating loss of ($2.97) million, compared to an operating loss of ($1.49) million in first half of 2021.
●	First half 2022 Net loss after tax of ($3.50) million, or ($0.20) per diluted share, compared to net loss of ($1.63) million, or ($0.10) per diluted share in first half of 2021.
●	Cash and equivalent as of June 30, 2022, of $7.58 million compared to $1.78 million as of December 31, 2021.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We believe that we are a world leading entrepreneur Edtech and education group based on student numbers, with a student base of 2.84 million students at the end of June 30, 2022, and an average of 6,500 new students joining our GeniusU platform each week in 2022. Our mission is to disrupt the current education model with a personalized, student-centered, AI based lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we have recently completed an IPO on NYSE American, on April 14, 2022. Of the 2.84 million students on GeniusU at June 30, 2022, 2.8 million were free students, 39,124 had upgraded to paying students and 10,622 had upgraded to become faculty or partners. Total students grew by 13% annually with 173,016 new students joining in the first half of the 2022, paying students grew by 9% annually and our faculty and partners grew by 8% annually as we released a range of new tools on GeniusU for teachers, trainers and mentors to create their own events, courses and products. These annual growth rates are in line with our historic annual growth rates for GeniusU, with our conversion rates from free to paying students remaining at above 1% and our attrition level of members and partners remaining below 5%.

Our financial growth model is based on a combination of four main factors:

1.	Inorganic growth by acquisition of education companies that add valuable courses, content, accreditation, campuses, faculty and students to our Group.

2.	Growth of our Edtech platform GeniusU as a result of converting the content, accreditation, faculty and students of our acquisition companies into online courses that can be delivered globally.

3.	Additional internal growth of GeniusU, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

4.	Accelerated growth of each of our companies within the Group, as a result of expanding the Edtech business model within each company and gaining the benefit of the AI, digital marketing, customer intelligence and global community that GeniusU provides.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following two sections:

⮚	Financials for the Group including acquired companies results for acquisitions closed before June 30th 2022 : Audited financials provided for the financial years ended December 31, 2021 and 2020, including Genius Group Ltd, GeniusU Ltd (launched October 2019), Entrepreneurs Institute (acquired August 2019), and Entrepreneur Resorts (acquired July 2020) as if they were operating as one group in both years and unaudited financials provided for the six-month period ended June 30, 2022 which further includes Property Investors Network (acquired April 2022), Education Angels (acquired April 2022) and E-Squared Education (acquired May 2022), with consolidated results since acquisition date in 2022.

⮚	Pro forma financials for Genius Group (The full Group including the Group and all Acquisitions YTD): Unaudited pro forma financials provided for the six-month period ended June 30, 2022 for the full Group, including all the acquired companies YTD as if they were operating as one during these periods and include additional two acquisitions: University of Antelope Valley (acquired July 2022) and Revealed Film (acquired October 2022).

Results of Operations

Period Ended June 30, 2022, Compared to Period Ended June 30, 2021

The below discussion and analysis are for the June 30, 2022 reviewed financials compared to June 30, 2021. For simplicity, any reference to the first half of 2022 is with reference to the 6 months financials as of and for the period ended June 30, 2022, and any reference to the first half of 2021 is with reference to the 6 months financials as of and for the period ended June 30, 2021.

Discussion and analysis are also included for the first half of 2022 pro forma financials for Genius Group, including the reviewed financials for the Group, and the financials all of the YTD Acquisitions (including the financials of University of Antelope Valley, Property Investors Network, Education Angels, E-Squared and Revealed Films).

For clarity, each section below has separate paragraphs with discussion and analysis first for the Group reviewed financials, followed by discussion and analysis for the Genius Group pro forma financials (including the Acquisitions).

Revenue: Our Group revenues increased from $6.35 million in first half of 2021 to $7.44 million in the first half of 2022. This was driven by an increase of 9.40% in our Digital Education Revenue from $5.08 million to $5.55 million. The campus revenue improved by 48% from $1.27 million in first half of 2021 to $1.89 million in first half of 2022. This was due to increase in demand and the gradual lifting of COVID-19 restrictions.

$16.57 million in revenue on a pro forma basis was the combination of $7.44 million in revenue from the Group, and $9.13 million in revenue from the Acquisitions. Our two main revenue segments are Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges. The following table shows the breakdown of this revenue into segments for both Genius Group, on a pro forma basis and reviewed/audited basis:

	Genius Group Pro forma Six Months Ended (USD 000’s)	Group Reviewed Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2022	June 30, 2022	June 30, 2021	December 31, 2021	December 31, 2020
Digital Education Revenue	10,136	5,382	5,075	9,677	5,298
In-Person Education Revenue	4,546	170	0	0	320
Total Education Revenue	14,682	5,552	5,075	9,677	5,618
Campus Revenue	1,891	1,891	1,277	3,101	2,016

Total Revenue	16,573	7,443	6,352	12,778	7,634

Cost of Revenue: The Group’s cost of revenue was $5.21 million in first half of 2022 with $2.23 million in gross profit, giving us a 29.97% gross margin, compared to $4.71 million in first half of 2021 with $1.64 million in gross profit. Our cost of revenue declined in percentage terms in 2022 as a result of improved results from our campus business which has a higher gross margin. The marketing spend and the investment on the development asset in first half of 2022 is consistent in comparison to the first half of 2021. To date we have been maintaining a balance between growth and a positive gross margin in which we are not being overly aggressive in our marketing spend and this is reflected in our current gross margin.

Genius Group’s pro forma cost of revenue in first half of 2022 was $8.54 million, delivering a gross profit of $8.04 million and a 48.49% gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on maintaining a low cost of content and a high gross margin. The cost of revenue that we do incur is mainly our customer acquisition costs and our faculty costs.

Operating Expenses: The Group had a net operating expense of $5.20 million in the first half of 2022 compared to $3.14 million in first half of 2021. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental and general expenses. The increase in our operating expenses is the result of the growth in our operations, acquisition of companies, the expansion of our curriculum and preparations for our IPO and listing. As with our cost of goods sold, historically we have been managing our overhead to maintain a sustainable growth rate, in order that additional funds raised may be invested largely in acquisitions.

Genius Group’s pro forma operating expenses were $10.86 million for the period first half of 2022. Most of our acquisitions have a similar cost model to our Group and a similar set of operating expenses as education companies, which are largely staff costs, with the remaining in marketing rental and general expenses.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus share-based compensation expenses plus bad debt provision.

	Genius Group Pro forma Six Months Ended (USD 000’s)	Group Reviewed Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2022	June 30, 2022	June 30, 2021	December 31, 2021	December 31, 2020
Net Income (Loss)	(2,605)	(3,497)	(1,630)	(4,489)	(3,192)
Tax Expense	-24	(24)	-47	(129)	69
Interest Expense, net	108	99	183	450	854
Depreciation and Amortization	938	836	793	1,575	1,571
Goodwill Impairments	480	480	0	0	0
Stock Based Compensation	150	150	121	294	399
Bad Debt Provision	0	0	(39)	(39)	162
Adjusted EBITDA	(953)	(1,956)	(619)	(2,338)	(137)

The Group had a negative Adjusted EBITDA of ($1.96) million in first half of 2022 compared to a negative of ($0.62) million in first half of 2021. The negative Adjusted EBITDA of ($1.96) million in first half of 2022 is partly due to further Group investments in marketing spend and senior leadership positions.

While we have registered a small negative EBITDA in our historic financials, our management view is to maintain a balance between growth and sustainability while developing scalable infrastructure.

Cash and Cash Equivalents: The Group held $7.58 million in cash and cash equivalents as of June 30, 2022, and $1.78 million as of December 31, 2021.

Genius Group’s pro forma cash and cash equivalents was $6.64 million as of June 30, 2022 .

Current Assets: The Group’s current assets increased from $6.50 million in 2021 to $18.93 million as of June 30, 2022 with a current ratio of 1.94 in first half of 2022 compared to 0.91 in first half of 2021. The largest current asset items in our Group are cash and cash equivalents of $7.58 million, other accounts receivable of $6.3 million, prepaid expenses of $2.87 million and due from related parties of $2.03 million. Our Group is largely a positive cash generating business with customer payments made at the time of enrollment and often in advance, which is also reflected below in our deferred revenue. The exception to this is our annual memberships and education programs, where payment is made in installments.

Genius Group’s pro forma total current assets was $21.75 million as of June 30, 2022, giving a current ratio of 1.81. Current ratio is calculated as total current assets divided by total current liabilities. Cash and cash equivalents make up $6.64 million of total current assets.

Non-Current Assets: The Group’s non-current assets grew from $11.10 million in 2021 to $41.63 million as of June 30, 2022. This is mainly due to the acquisition of Property Investors Network, Education Angels and E-Squared and the investment  in University of Antelope Valley.

Genius Group’s pro forma total non-current assets was $56.78 million as of June 30, 2022. These non-current assets are largely the result of the intangible assets, right of use assets and goodwill related to the University of Antelope Valley and Revealed Films acquisitions. Management has made estimates regarding the purchase price allocations for these acquisitions.

Current Liabilities: The Group’s current liabilities increased from $7.14 million in 2021 to $9.77 million as of June 30, 2022. The largest items in our current liabilities were accrued expenses and other current liabilities which grew from $2.06 million to $3.62 million. The other significant components are deferred revenue of $2.50 million as of June 30, 2022 compared to $2.56 million in 2021, followed by accounts payable which grew from $1.08 million in 2021 to $1.61 million as of June 30, 2022. The current portion of loans payable decreased from $0.65 million to $0.03 million reflecting convertible debt maturity in 2023.

Genius Group’s pro forma total current liabilities was $12.03 million as of June 30, 2022.

Non-Current Liabilities: The Group’s non-current liabilities increased from $2.47 million in 2021 to $3.19 million as of June 30, 2022. The increase was due to loan payable balance of $1.28 million as of June 30, 2022 compared to $0.09 in 2021 which is due to payables in two of the acquired companies. Genius Group’s pro forma total non-current liabilities was $11.90 million as of June 30, 2022 .. The largest items in this amount were $8.03 million in right of use liabilities of which $7.2 million is an adjustment due to the GAAP to IFRS adjustment for University of Antelope Valley on its operating lease liabilities, and $2.80 million in loan payable from an acquired company.

Shareholders’ Equity: The Group’s shareholder’s equity grew from $7.99 million in first half of 2021 to $47.59 million as of June 30, 2022. This growth in shareholder’s equity reflects management’s strategy of growing sustainably through acquisitions and organic growth.

During the period ended June 30, 2022, the Company issued GeniusU Limited ordinary shares with a value of $2,556,739 in exchange for cash. Genius Group issued 3,763,636 as a part of its public listing on the NYSE and received total IPO net proceeds of $18.06 million. During the period ended June 30, 2022, the Company closed three acquisitions and issued shares for the consideration of $21.05 million. The Company also recorded $0.15 million in expense for stock-based compensation expense for employee share options and deferred compensation.

Genius Group’s pro forma total shareholder’s equity in first half of 2022 was $54.6 million. This includes the issuance of shares for the acquisition of Revealed Films for $7.00 million.

Liquidity and Capital Resources

In April 2022 the Company completed its Initial Public Offering and listing on the New York Stock Exchange. Total IPO net proceeds were $18.06 million.

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of June 30, 2022, we had cash and cash equivalents of $7.58 million maintained at various financial institutions and $6.64 million on a pro forma basis.

Subsequent events

On July 7, 2022, Genius Group Ltd. completed the acquisition of the University of Antelope Valley, a fully accredited four-year university in Lancaster, California. On October 4, 2022, Genius Group Ltd. completed the acquisition of Revealed Films, an operator of a film production company focused on creating consumer awareness around matters that significantly concern the health of individuals and families, based in Park City, Utah.

On August 24, 2022, we entered into a Securities Purchase Agreement with an institutional investor pursuant to which we sold a senior secured convertible note in the principal amount of $18.13 million to the investor for a purchase price of $17.00 million (an original issue discount of 6%) in a private placement. The transaction closed on August 26, 2022.

2022 Guidance

Pro forma annual revenue of $35.0M - $38.0M

Pro forma adjusted EBITDA of $0.5M - $1.5M

Weighted average share count of 22,458,386

Number of students (and users) 4.2M - 4.4M

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$7,576,587	$1,784,938
Accounts receivable, net	2,137,771	1,018,003
Other receivables	4,226,476	66,000
Due from related parties	2,025,440	44,245
Inventories	96,181	92,530
Prepaid expenses and other current assets	2,866,462	3,490,446
Total Current Assets	18,928,917	6,496,162
Property and equipment, net	6,753,497	6,776,116
Operating lease right-of-use asset	808,376	1,077,241
Investments at fair value	109,583	29,069
Goodwill	17,156,708	1,320,100
Intangible assets, net	3,509,138	1,394,969
Other non-current assets	13,296,318	501,750
Total Assets	60,562,537	17,595,407
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	1,608,171	1,078,381
Accrued expenses and other current liabilities	3,620,576	2,064,302
Deferred revenue	2,494,753	2,561,912
Operating lease liabilities – current portion	210,809	436,271
Income tax payable	377,190	-
Loans payable – current portion	28,923	65,415
Loans payable – related parties – current portion	532,265	425,551
Convertible debt obligations, current portion	900,974	507,765
Total Current Liabilities	9,773,661	7,139,597
Due to related parties	-	-
Operating lease liabilities – non-current portion	842,056	894,589
Loans payable – non-current portion	1,281,786	85,858
Convertible debt obligations, non-current portion	-	766,245
Deferred tax liability	1,070,157	723,122
Total Liabilities	12,967,660	9,609,411
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	94,026,740	50,924,276
Subscriptions receivable	(1,954,415)	(1,900,857)
Reserves	(34,809,105)	(31,888,638)
Accumulated deficit	(16,523,809)	(13,493,684)
Capital and reserves attributable to owners of Genius Group Ltd	40,739,411	3,641,097
Non controlling interest	6,855,466	4,344,899
Total Stockholders’ Equity	47,594,877	7,985,996
Total Liabilities and Stockholders’ Equity	60,562,537	17,595,407

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$7,443,230	$6,351,751
Cost of revenue	(5,212,637)	(4,708,872)
Gross profit	2,230,593	1,642,859
Operating (Expenses) Income
General and administrative	(5,249,054)	(3,055,332)
Depreciation and amortization	(178,807)	(81,993)
Other operating income	166,001	67,230
Loss from foreign currency transactions	58,759	(66,187)
Total operating expenses	(5,203,101)	(3,136,282)
Loss from Operations	(2,972,508)	(1,493,423)
(Expense) Income
Interest expense, net	(99,298)	(182,783)
Impairment loss	(480,372)	—
Other income	30,713	—
Total Other Expense	(548,957)	(182,783)
Loss Before Income Tax	(3,521,465)	(1,676,206)
Income Tax Benefit (Expense)	24,238	47,039
Net Loss	(3,497,227)	(1,629,167)
Other comprehensive income:
Foreign currency translation	(69,375)	70,711
Total Comprehensive Loss	(3,566,602)	(1,558,456)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(3,420,929)	(1,530,682)
Non controlling interest	(145,673)	(27,774)
Total Comprehensive Loss	(3,566,602)	(1,558,456)
Weighted-average number of shares outstanding, basic and diluted	17,794,634	16,155,812
Basic and diluted earnings (loss) per share from continuing operations	(0.20)	(0.10)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

(In US dollars)

	Contributed	Non-controlling	Subscriptions	Foreign		Accumulated	Total
	Capital	Interest	Receivable	Currency	Reserves	Deficit	Equity
Balance, December 31, 2020, (audited)	$50,630,439	$257,154	$(1,900,857)	$1,788,051	$(33,900,850)	$(9,167,848)	$7,706,089
Net loss	—	—	—	—	—	(4,489,198)	(4,489,198)
Adjustment against capital and retained earnings	—	—	—	—	(16,517)	—	(16,517)
Foreign currency translation adjustments	—	—	—	230,081	—	—	230,081
Shares issued for cash	3,127,442	—	—	—	—	—	3,127,442
Shares issued in satisfaction of liability	—	—	—	—	—	—	—
Shares issued for conversion of convertible notes	181,175	—	—	—	—	—	181,175
Funds received for shares to be issued	—	953,087	—	—	—	—	953,087
Share based compensation	293,837	—	—	—	—	—	293,837
Non-controlling interest	(3,308,617)	3,134,658	—	10,597	—	163,362	-

Balance, December 31, 2021	50,924,276	4,344,899	(1,900,857)	2,028,729	(33,917,367)	(13,493,684)	7,985,996

Net loss	—	—	—	—	—	(3,497,227)	(3,497,227)
Foreign currency translation adjustments	—	—	—	69,375	—	—	69,375
Proceeds from IPO (net)	15,402,858	—	—	—	—	—	15,402,858
Shares options Genius Group IPO April 2022	273,476	—	—	—	—	—	273,476
Shares issued for cash	—	2,556,739	—	—	—	—	2,556,739
Shares issued for conversion of convertible notes	229,237	—	—	—	—	—	229,237
Shares issued for IPO acquisition	27,046,599	—	—	—	—	—	27,046,599
Adjustment against capital and retained earnings	(23)	89,076	(53,558)	(10,556)	(2,979,276)	331,854	(2,622,493)
2021 Genius Group Employee Shares options	45,390	—	—	—	—	—	45,390
Share based compensation	106,685	—	—	—	—	—	106,685
2022 Management Options	(1,758)	—	—	—	—	—	(1,758)
Non-controlling Interest	—	(135,248)	—	—	—	135,248	—

Balance, June 30, 2022	94,026,740	6,855,466	(1,954,415)	2,087,538	(36,896,643)	(16,523,809)	47,594,877

GENIUS GROUP LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Period Ended
	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Cash Flows From Operating Activities
Net loss	$(3,497,227)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	150,317	293,837
Depreciation and amortization	835,757	1,574,913
Deferred tax liability	—	105,650
Amortization of debt discount	—	140,837
Provision for doubtful debts	—	(39,108)
Amortization of tax liability	(29,679)	—
Impairment loss	480,372	—
Loss on foreign exchange transactions	(58,759)	153,692
Interest expense on lease liabilities	58,026	131,291
Changes in operating assets and liabilities:
Accounts receivable	(480,438)	(30,554)
Other receivable	—	(66,000)
Prepaid expenses and other current assets	(1,840,348)	(1,927,176)
Inventory	(3,651)	20,013
Accounts payable	430,633	256,562
Accrued expenses and other current liabilities	(609,406)	254,080
Deferred revenue	82,841	1,015,200
Deferred tax liability	—	(257,953)
Other non-current liabilities	—	(217,291)
Total adjustments	(984,335)	1,407,993
Net Cash Used In Operating Activities	(4,481,562)	(3,081,205)
Cash Flows From Investing Activities
Purchase of intangible assets	(313,876)	(804,314)
Purchase of equipment	(79,455)	(77,797)
Acquisition of PIN, EA and ESQ	(2,116,456)	—
Deposit on investment in UAV	(6,604,194)	—
Investment at fair value	(80,514)
Net Cash Used In Investing Activities	(9,194,496)	(882,111)
Cash Flows From Financing Activities
Amount due to/from related party	(338,280)	(154,345)
Proceeds from sale of future shares	—	953,087
Proceeds from equity issuances, net of issuance costs	2,605,215	3,127,442
Proceeds from IPO, net	18,060,447	—
Issuance from convertible debt	(147,582)	—
Operating lease liability payments	(306,811)	(758,522)
Proceeds/ (Repayments) of loans payable	(192,465)	(71,967)
Net Cash Provided By Financing Activities	19,680,524	3,095,695
Effect of Exchange Rate Changes on Cash	(212,817)	379,408
Net Increase (Decrease) In Cash	5,791,649	(488,213)
Cash – Beginning of year	1,784,938	2,273,151
Cash – End of period	7,576,587	1,784,938

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2022	June 30, 2021	December 31, 2021	December 31, 2020
Sales	7,443	6,352	12,778	7,634
Cost of goods sold	(5,213)	(4,709)	(10,021)	(4,134)
Gross profit (Loss)	2,230	1,643	2,757	3,500
Other Operating Income	225	1	324	11
Operating Expenses	(5,428)	(3,137)	(7,250)	(6,192)
Operating profit (Loss)	(2,973)	(1,493)	(4,169)	(2,681)
Other income	31	-	-	412
Other Expense	(580)	(183)	(449)	(854)
Net Income (Loss) Before Tax	(3,522)	(1,676)	(4,618)	(3,123)
Tax Expense	24	47	129	(69)
Net Income (Loss) After Tax	(3,498)	(1,629)	(4,489)	(3,192)
Other Comprehensive Income	-	-	230	2,129
Total Income (Loss)	(3,498)	(1,629)	(4,259)	(1,063)
Net income per share, basic and diluted	-0.20	-0.10	-0.28	-0.25
Weighted-average number of shares outstanding, basic and diluted	17,794,634	16,155,180	16,155,810	12,575,605

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2022	December 31, 2021	December 31, 2020
Summary Balance Sheet Data:
Total current assets	18,929	6,496	4,937
Total non-current assets	41,634	11,099	12,021
Total Assets	60,563	17,595	16,958
Total current liabilities	9,774	7,140	5,379
Total non-current liabilities	3,194	2,470	3,873
Total Liabilities	12,968	9,610	9,252
Total Shareholders’ Equity	47,595	7,985	7,706
Total Liabilities and Shareholders’ Equity	60,563	17,595	16,958

Pro Forma Financials

Pro forma financials for Genius Group (The full Group including the Group and all the YTD Acquisitions): Unaudited pro forma financials provided for the period ended June 30, 2022, for the full Group, including all the Acquisitions companies as if they were operating as one during these periods. The acquisitions included in the table below are Property Investors Network (acquired April 30, 2020), Education Angels (acquired April 30, 2022), E-Square (acquired May 31, 2022), University of Antelope Valley (acquired July 07, 2022) and Revealed Films (acquired October 04, 2022).

Genius Group Pro forma Six Months Ended (USD 000’s)
Summary Income Statement	June 30, 2022
Sales	16,573
Cost of goods sold	(8,536)
Gross profit (Loss)	8,037
Other Operating Income	225
Operating Expenses	(11,086)
Operating profit (Loss)	(2,824)
Other income	783
Other Expense	(588)
Net Income (Loss) Before Tax	(2,630)
Tax Expense	24
Net Income (Loss) After Tax	(2,605)
Other Comprehensive Income	(70)
Total Income (Loss)	(2,675)
Net income per share, basic and diluted	(0.15)
Weighted-average number of shares outstanding, basic and diluted	17,794,634

Genius Group Pro forma Six Months Ended (USD 000’s)
Adjusted EBITDA	June 30, 2022
Net Income (Loss)	(2,605)
Tax Expense	(24)
Interest Expense, net	108
Depreciation and Amortization	938
Goodwill Impairments	480
Stock Based Compensation	150
Adjusted EBITDA	(953)

Genius Group Pro forma Six Months Ended (USD 000’s)
June 30, 2022
Summary Balance Sheet Data:
Total current assets	21,751
Total non-current assets	56,781
Total Assets	78,532
Total current liabilities	12,033
Total non-current liabilities	11,904
Total Liabilities	23,937
Total Shareholders’ Equity	54,595
Total Liabilities and Shareholders’ Equity	78,532